FORM 10-K/A

                   AMENDMENT TO FORM 10-K ANNUAL REPORT

                    SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                 AMENDMENT NO. 1

           [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended: December 31, 1999

                                      OR

           [   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

             For the transition period ended:  _________________________

                           Commission File Number: 1-7211

                               IONICS, INCORPORATED
                (Exact name of registrant as specified in its charter)

        MASSACHUSETTS                                 04-2068530
  (State or other jurisdiction           (IRS Employer Identification Number)
 of incorporation or organization)

 65 Grove Street, Watertown, Massachusetts               02472
  (Address of principal executive offices)             (Zip Code)

      Registrant's telephone number, including area code: (617) 926-2500


 Securities registered pursuant to Section 12(b) of the Act:

                Title of each class: Common Stock, $1 par value

      Name of each exchange on which registered: New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

                                 None
                            (Title of Class)

           The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 10-K for the fiscal year ended December 31, 1999 as set forth in the pages attached hereto:

1. Item 14(a) 3. of Part IV of said report on Form 10-K is amended to list Form 11-K, Annual Report of the Ionics Section 401(k) Stock Savings Plan for the year ended December 31, 1999 as Exhibit 13(b) thereto. The Annual Report of the
Ionics Section 401(k) Stock Savings Plan on Form 11-K for the year ended December 31, 1999 is hereby filed pursuant to Rule 15d-21 and General Instruction F to Form 10-K as an Exhibit to said Annual Report on Form 10-K.

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      IONICS, INCORPORATED
                                                          (Registrant)



Date:  June 27, 2000                                   By  /s/Stephen Korn
                                                       -----------------------
                                                           Stephen Korn
                                                           Vice President and
                                                           General Counsel

                                   PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) 1.   Financial Statements

         See Index to Financial and Financial Statement Schedules on page IV-8. The Financial Statement Schedules are filed as part of this Annual Report on Form 10-K.

2.       Financial Statement Schedules

         See Index to Financial Statements and Financial Statement Schedules on page IV-8.

3.       Exhibits

         Exhibit No.       Description

3.0      Articles of Organization and By-Laws

         3.1      Restated Articles of Organization filed April 16, 1986      *
                  (filed as Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997).


         3.1(a)   Amendment to Restated Articles of Organization              *
                  filed June 19, 1987 (filed as Exhibit 3.1(a) to the
                  Company's Annual Report of Form 10-K for the year ended December 31, 1997).

         3.1(b)   Amendment to Restated Articles of Organization              *
                  filed May 13, 1988 (filed as Exhibit 3.1(b) to
                  Registration Statement No. 33-38290 on Form S-2 effective January 24, 1991).

         3.1(c)   Amendment to Restated Articles of Organization              *
                  filed May 8, 1992 (filed as Exhibit 3.1 to the
                  Company's Quarterly Report on Form 10-Q for the quarterly period ending June 30, 1996).

         3.1(d)   Amendment to Restated Articles of Organization              *
                  filed May 8, 1998 (filed as Exhibit 3.1 to the
                  Company's Quarterly Report on Form 10-Q for the quarterly period ending March 31, 1998).

         3.2      By-Laws,  as amended  through  November  14, 1997           *
                  (filed  as   Exhibit   3.2  to  the
                  Company's Annual Report on Form 10-K for the year ended December 31, 1997)

         4.0 Instruments defining the rights of security holders, including indentures

                  4.1      Renewed Rights Agreement, dated as of August 19,   *
                           1997 between Registrant and BankBoston N.A. (filed as Exhibit 1 to the Company's Current Report on
                           Form 8-K dated August 27, 1997).

                  4.2      Form of Common Stock Certificate (filed as         *
                           Exhibit 4.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997)

         10.0              Material Contracts

                  10.1     1979 Stock Option Plan,  as amended  through       *
                           February 22, 1996  (filed as Exhibit  10.1
                           to the Company's Annual Report on Form 10-K for the year ended December 31, 1995).

                  10.2     1986  Stock  Option  Plan  for  Non-Employee       *
                           Directors, as amended through February 19, 1997 (filed as Exhibit 10.2 to the Company's
                           Annual Report on Form 10-K for the year ended December 31, 1996).

                  10.3     Amended  and   Restated   Credit   Agreement       *
                           between the  Company and the First National
                           Bank of Boston dated as of December 31, 1992
                           (filed  as  Exhibit  10.3  to the  Company's
                           Annual  Report for the year  ended  December
                           31, 1997).

                  10.3(1)  Amendment  Agreement  No.  1,  dated  as  of       *
                           December  31, 1995, to Amended and Restated
                           Credit Agreement between the Company and The
                           First  National  Bank of  Boston  (filed  as
                           Exhibit  10.2(1)  to  the  Company's  Annual
                           Report  on  Form  10-K  for the  year  ended
                           December 31, 1995).

                  10.3(2)  Amendment Agreement No. 2, dated as of December    *
                           31,  1998,  to Amended and  Restated  Credit
                           Agreement between the Company and BankBoston
                           N.A.   (filed  as  Exhibit  10.3(2)  to  the
                           Company's Annual Report on Form 10-K for the year ended December 31, 1998).

                 10.4      Operating  Agreement  dated as of  September 27,   *
                           1989  between   the   Company  and  Aqua  Cool
                           Enterprises, Inc. (filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997).

                 10.5 Term Lease Master Agreement dated as of September * 27, 1989 between the Company and Aqua Cool Enterprises, Inc. (filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997).

                 10.6      Option Agreement dated as of September 27, 1989    *
                           among the Company, Aqua Cool Enterprises, Inc.
                           and the other parties named therein (filed as Exhibit to the Company's registration statement on Form
                           S-2, No. 33-38290, effective January 24, 1991).

                 10.7      1994 Restricted Stock Plan (filed as Exhibit       *
                           10.12 to the Company's Annual Report on Form 10-K dated March 30, 1995).

                 10.8 1997 Stock Incentive Plan (filed as Exhibit 10.12 * to the Company's Annual Report on Form 10-K dated December 31, 1996).

                 10.9      Ionics, Incorporated Supplemental Executive        *
                           Retirement Plan effective as of January 1, 1996 (filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K dated December 31, 1997).

                 10.10     Form of Employee Retention Agreement dated         *
                           February 24, 1998 between the Company and certain officers of the Company and its subsidiaries (filed as Exhibit 10.10 to the Company's Annual Report on Form 10-K dated
                           December 31, 1997).

                 10.11     1998 Non-Employee Directors Fee Plan (filed        *
                           as Exhibit 10.1 to the Company's Quarterly
                           Report on Form 10-Q for the quarterly period ending September 30, 1998).

         13.0(a) Annual Report to Stockholders of the Company for the year ended December 31, 1999 (constituting the following sections: Management's Discussion and Analysis of Results of Operations and Financial Condition; Report of Independent Accountants; Consolidated Statements of Operations; Consolidated Balance Sheets; Consolidated Statements of Cash Flow; Consolidated Statements of Stockholders' Equity; Notes to Consolidated Financial Statements; Selected Financial Data; Board of Directors; Corporate Officers; Location of Principal Subsidiaries, Offices and Affiliates Worldwide; Corporate Headquarters; Trading Information; Form 10-K Annual Report; Annual Meeting; Auditors; and Transfer Agent and Registrar).

             (b) Annual Report of the Ionics Section 401(k) Stock Savings Plan on Form 11-K for the year ended December 31, 1999.

         21.0         Subsidiaries of the Registrant.

         23.0         Consents

                      23.1 Consent of PricewaterhouseCoopers LLP to incorporation by reference of that firm's report dated February 22, 2000, which is included on page 21 of the Registrant's Annual Report to Stockholders for the year ended December 31, 1999.

         24.0         Power of Attorney.

         27.0         Financial Data Schedule.                               **
--------------------------------
*        incorporated herein by reference
**       for electronic purposes only

                             EXHIBIT INDEX


     Exhibit
     No.          Description


     3.0          Articles of Organization and By-Laws

                  3.1    Restated Articles of Organization filed             *
                         April 16, 1986 (filed as Exhibit 3.1 to the
                         Company's Annual Report on Form 10-K for the year ended December 31, 1997).

                  3.1(a) Amendment to the Restated Articles of               *
                         Organization filed June 19, 1987 (filed
                         as Exhibit 3.1(a) to the Company's Annual
                         Report on Form 10-K for the year ended
                         December 31, 1997).

                  3.1(b) Amendment to Restated Articles of                   *
                         Organization filed May 13, 1988 (filed as Exhibit 3.1(b) to Registration Statement
                         No. 33-38290 on Form S-2 effective January
                         24, 1991).

                  3.1(c) Amendment to Restated Articles of                   *
                         Organization filed May 8, 1992
                         (filed as Exhibit 3.1 to the Company's
                         Quarterly Report on Form 10-Q for the quarterly period ending June 30, 1996).

                  3.1(d) Amendment to Restated Articles of                   *
                         Organization filed May 8, 1998
                         (filed as Exhibit 3.1 to the Company's
                         Quarterly Report on Form 10-Q for the
                         quarterly period ending March 31, 1998).

                  3.2    By-Laws, as amended through November 14, 1997       *
                         (filed as Exhibit 3.2 to the Company's Annual
                         Report on Form 10-K for the year ended
                         December 31, 1997).

     4.0 Instruments defining the rights of security holders, including indentures

                  4.1    Renewed Rights Agreement, dated as of               *
                         August 19, 1997 between Registrant and
                         BankBoston N.A. (filed as Exhibit 1 to
                         dated August 27, 1997).

                  4.2    Form of Common Stock Certificate (filed as          *
                         Exhibit 4.2 to the Company's Annual Report on Form 10-K for the year ended
                         December 31, 1997).

    10.0                 Material Contracts

                10.1     1979 Stock Option Plan, as amended through          *
                         February 22, 1996 (filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995).

                10.2 1986 Stock Option Plan for Non-Employee Directors, * as amended through February 19, 1997 (filed as Exhibit 10.2 to the Company's Annual Report on
                         Form 10-K for the year ended December 31, 1996).

                10.3     Amended and Restated Credit Agreement between       *
                         the Company and the First National Bank of Boston dated as of December 31, 1992 (filed as Exhibit 10.3 to the Company's Annual Report for the year ended December 31, 1997).

                10.3(1)  Amendment Agreement No. 1, dated as of              *
                         December 31, 1995, to Amended and Restated
                         Credit Agreement between the Company and The
                         First National Bank of Boston (filed as Exhibit 10.3(1) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995).

                10.3(2)  Amendment Agreement No. 2, dated as of              *
                         December 31, 1998, to Amended and Restated
                         Credit Agreement between the Company and BankBoston N.A. (filed as Exhibit 10.3(2) to the Company's Annual Report on Form 10-K for the year ended December 31, 1998).

                  10.4   Operating Agreement dated as of September 27,       *
                         1989 between the Company and Aqua Cool
                         Enterprises, Inc. (filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997).

                  10.5   Term Lease Master Agreement dated as of             *
                         September 27, 1989 between the Company and
                         Aqua Cool Enterprises, Inc. (filed as
                         Exhibit 10.5 to the Company's Annual Report on
                         Form 10-K for the year ended December 31, 1997).

                  10.6   Option Agreement dated as of September 27, 1989     *
                         among the Company, Aqua Cool Enterprises, Inc.
                         and the other parties named therein (filed as Exhibit 10.6 to the Company's registration statement on Form S-2, No. 33-38290, effective January 24, 1991).

                  10.7 1994 Restricted Stock Plan (filed as Exhibit 10.12 * to the Company's Annual Report on Form 10-K dated March 30, 1995).

                  10.8   1997 Stock Incentive Plan (filed as Exhibit 10.12   *
                         to the Company's Annual Report on Form 10-K dated December 31, 1996).

                  10.9   Ionics, Incorporated Supplemental Executive         *
                         Retirement Plan effective as of January 1, 1996 (filed as Exhibit 10.9 to the Company's Annual
                         Report on Form 10-K dated December 31, 1997).

                  10.10  Form of Employee Retention Agreement dated          *
                         February 24, 1998 between the Company and certain officers of the Company and its subsidiaries (filed as Exhibit 10.10 to the Company's Annual Report on Form 10-K dated
                         December 31, 1997).

                  10.11  1998 Non-Employee Directors Fee Plan (filed         *
                         as Exhibit 10.1 to the Company's Quarterly
                         Report on Form 10-Q for the quarterly period ending September 30, 1998).

13.0(a) Annual Report to Stockholders of the Company for the year ended December 31, 1999 (constituting the following sections:
            Management's Discussion and Analysis of Results of Operations and Financial Condition; Report of Independent Accountants; Consolidated Statements of Operations; Consolidated Balance Sheets; Consolidated Statements of Cash Flow; Consolidated Statements of Stockholders' Equity; Notes to Consolidated Financial Statements; Selected Financial Data; Board of Directors; Corporate Officers; Location of Principal Subsidiaries, Offices and Affiliates Worldwide; Corporate Headquarters; Trading Informa-tion; Form 10-K Annual Report; Annual Meeting; Auditors; and Transfer Agent and Registrar).

    (b) Annual Report of the Ionics Section 401(k) Stock Savings Plan on Form 11-K for the year ended December 31, 1999.

21.0        Subsidiaries of the Registrant

23.0        Consents

            23.1 Consent of PricewaterhouseCoopers LLP to incorporation by reference of that firm's report dated February 22, 2000, which is included on page 21 of the Registrant's Annual Report to Stockholders for the year ended December 31, 1999.

24.0        Power of Attorney.

27.0        Financial Data Schedule.                                       **
--------------------------------
*        incorporated herein by reference
**       for electronic purposes only

             Exhibit No. 13(b) to Annual Report on Form 10-K of Ionics, Incorporated for the year ended December 31, 1999




                   SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549


                                FORM 11-K




(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of
    1934

                  For the fiscal year ended December 31, 1999

                                   OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

             For the transition period from _________ to _________

                         Commission File Number: 1-7211
                                                 ------



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Ionics Section 401(k) Stock Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             IONICS, INCORPORATED

                                 65 Grove Street

                       Watertown, Massachusetts 02472-2882

                  IONICS SECTION 401(k) STOCK SAVINGS PLAN

             INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                 For the years ended December 31, 1999 and 1998

                                  --------




                                                                Page(s)

Independent Auditors Report                                        2

Financial Statements:

        Statements of Net Assets Available for Plan Benefits
        at December 31, 1999 and 1998                            3-4

        Statements of Changes in Net Assets Available for
        Plan Benefits for the years ended December 31,
        1999 and 1998                                            5-6

Notes to Financial Statements                                    7-11

Supplemental Schedules:

        Schedule of Assets Held for Investment Purposes, at
        December 31, 1999                                        12

        Schedule of Reportable Transactions
        for the year ended December 31, 1999                     13

                        INDEPENDENT AUDITOR'S REPORT


Administrators
Ionics Section 401(k) Stock Savings Plan
Watertown, Massachusetts

We have audited the accompanying statements of net assets available for plan benefits of the Ionics Section 401(k) Stock Savings Plan (the
Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998 and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions and nonexempt transactions are presented for purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                                    /s/BELANGER & COMPANY, P.C.
                                                    CERTIFIED PUBLIC CCOUNTANTS

Chelmsford, Massachusetts
June 13, 2000


                   IONICS SECTION 401(K) STOCK SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
               ---------------------------------------------------
                       FOR THE YEAR ENDED DECEMBER 31, 1999


                                                            Participant-Directed Funds
                                              -------------------------------------------------------
                            Ionics, Inc.                                     Indexed        Asset        Indexed
                                  Common        Puritan      Contrafund         Bond      Manager         Equity
                              Stock Fund           Fund            Fund         Fund         Fund           Fund       Sub-Total
                              ----------          -----           -----        -----        -----          -----       ---------

Assets:
Investments @ Market
(See Notes 2, 3 & 7)
Ionics, Incorporated
Common Stock:
393,964 shares @
$28.125 per share             11,079,956                                                                              11,079,956
Puritan Fund:
116,781.69 shares @
$19.03 per share                              2,222,346                                                                2,222,346
Contrafund Fund:
89,089.624 shares @
$60.02 per share                                              5,347,159                                                5,347,159

Indexed Bond Fund:
38,956.132 shares @
$9.94 per share                                                              387,224                                     387,224

Asset Manager Fund:
80,994.071 shares @
$14.49 per share                                                                        1,172,879                      1,172,879

Indexed Equity Fund:
80,994.071 shares @
$14.49 per share                                                                                         480,978         480,978

Janus Worldwide Fund:
13,831.108 shares @
$76.43 per share

BT Pyramid GIC Fund

Cash & Cash

Equivalents                      158,592                                                                                 158,592
Accounts Receivable:
From Sponsor
From Plan Participants

Loans Receivable from

Plan Participants
                                       -              -               -            -            -              -               -
Total Assets                  11,238,548      2 222,346       5,347,159      387,224    1,172,879        480,978      20,849,134
                             -----------     ----------      ----------     --------   ----------       --------      ----------

Liabilities                            0              0               0            0            0              0               0
Net Assets Available
for Plan Benefits            $11,238,548     $2,222,346      $5,347,159     $387,224   $1,172,879       $480,978     $20,849,134
                             ===========     ==========      ==========     ========   ==========       ========     ===========


-3-                                                               Page 1 of 2



                                     IONICS SECTION 401(K) STOCK SAVINGS PLAN
                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                       FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                 Participant-Directed Funds
                                                           ------------------------------------------
                                                       Janus             BT
                                                   Worldwide        Pyramid         Participant          Cash/
                               Sub-Total                Fund       GIC Fund               Loans          Other        Total
                               ---------               -----      ---------               -----          -----        -----

Assets:
Investments @ Market
(See Notes 2, 3 & 7)
Ionics, Incorporated
Common Stock:
393,964 shares @
$28.125 per share             11,079,956                                                                         11,079,956

Puritan Fund:
116,781.69 shares @
$19.03 per share               2,222,346                                                                          2,222,346

Contrafund Fund:
89,089.624 shares @
$60.02 per share               5,347,159                                                                          5,347,159

Indexed Bond Fund:
38,956.132 shares @
$9.94 per share                  387,224                                                                            387,224

Asset Manager Fund:
80,994.071 shares @
$14.49 per share               1,172,879                                                                          1,172,879

Indexed Equity Fund:
80,994.071 shares @
$14.49 per share                 480,978                                                                            480,978

Janus Worldwide Fund:
13,831.108 shares @
$76.43 per share                                   1,057,112                                                      1,057,112

BT Pyramid GIC Fund                                               1,129,641                                       1,129,641

Cash & Cash                      158,592                                                                            158,592
Equivalents

Amounts Receivable:
From Sponsor                                                                                            58,744       58,744
From Plan Participants                                                                                 245,022      245,022

Loans Receivable from

Plan Participants                                                                       802,614                     802,614
                                       -                   -              -            --------              -     --------
Total Assets                  20,849,134           1,057,112      1,129,641             802,614        303,766   24,142,267
                              ----------           ---------      ---------            --------        -------   ----------

Liabilities                                                0              0                   0              0            0

Net Assets Available

for Plan Benefits            $20,849,134          $1,057,112     $1,129,641            $802,614       $303,766  $24,142,267
                             ===========          ==========     ==========            ========       ========  ===========

The accompanying notes are an integral part of these financial statements.

-3-                                                               Page 2 of 2



                                     IONICS SECTION 401(K) STOCK SAVINGS PLAN
                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                       FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                   Participant-Directed Funds
                                                    -------------------------------------------------------
                            Ionics, Inc.                                     Indexed        Multi        Indexed
                                  Common        Puritan      Contrafund         Bond        Asset         Equity
                              Stock Fund           Fund            Fund         Fund         Fund           Fund       Sub-Total
                              ----------          -----           -----        -----        -----          -----       ---------
Assets:
Investments @ Market
(See Notes 2, 3 & 7)
Ionics, Incorporated
Common Stock:
362,638 shares @
$29.9375 per share            10,856,475                                                                              10,856,475
Puritan Fund:
112,008.059 shares @
$20.07 per share                              2,248,001                                                                2,248,001
Contrafund Fund:
79,138.441 shares @
$56.79 per share                                              4,494,272                                                4,494,272

Indexed Bond Fund:
31,702.851 shares @
$10.93 per share                                                             346,512                                     346,512

Multi Asset Fund:
69,193.101 shares @
$15.36 per share                                                                        1,047,446                      1,047,446

Indexed Equity Fund:
10,428.7631 shares @
$33.39 per share                                                                                         348,217         348,217

Janus Worldwide Fund:
11,714.329 shares @
$47.36 per share

BT Pyramid GIC Fund

Cash & Cash

Equivalents                      202,839                                                                                 202,839
Accounts Receivable:
From Sponsor
From Plan Participants

Loans Receivable from

Plan Participants
                                       -              -               -            -            -              -               -
Total Assets                  11,059,314      2,248,001       4,494,272      346,512    1,047,446        348,217      19,543,762
                             -----------     ----------      ----------     --------   ----------       --------      ----------

Liabilities                            0              0               0            0            0              0               0
Net Assets Available
for Plan Benefits            $11,059,314     $2,248,001      $4,494,272     $346,512   $1,047,446       $348,217     $19,543,762
                             ===========     ==========      ==========     ========   ==========       ========     ===========


-4-                                                        Page 1 of 2



                                     IONICS SECTION 401(K) STOCK SAVINGS PLAN
                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                       FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                        Participant-Directed Funds
                                                               ------------------------------------------
                                                       Janus             BT
                                                   Worldwide        Pyramid         Participant          Cash/
                               Sub-Total                Fund       GIC Fund               Loans          Other        Total
                               ---------               -----      ---------               -----          -----        -----
Assets:
Investments @ Market
(See Notes 2, 3 & 7)
Ionics, Incorporated
Common Stock:
362,638 shares @
$29.9375 per share            10,856,475                                                                         10,856,475

Puritan Fund:
112,008.059 shares @
$20.07 per share               2,248,001                                                                          2,248,001

Contrafund Fund:
79,138.441 shares @
$56.79 per share               4,494,272                                                                          4,494,272

Indexed Bond Fund:
31,702.851 shares @
$10.93 per share                 346,512                                                                            346,512

Multi Asset Fund:
68,193.101 shares @
$15.36 per share               1,047,446                                                                          1,047,446

Indexed Equity Fund:
10,428.7631 shares @
$33.39 per share                 348,217                                                                            348,217

Janus Worldwide Fund:
11,714.329 shares @
$47.36 per share                                     554,791                                                        554,791

BT Pyramid GIC Fund                                               1,165,028                                       1,165,028

Cash & Cash

Equivalents                      202,839                                                                            202,839

Amounts Receivable:
From Sponsor                                                                                            60,046       60,046
From Plan Participants                                                                                 232,343      232,343

Loans Receivable from

Plan Participants                                                                       792,691                     792,691
                                       -                   -              -            --------              -     --------
Total Assets                  19,543,762             554,791      1,165,028             792,691        292,389   22,348,661
                              ----------             -------      ---------            --------        -------   ----------

Liabilities                            0                   0              0                   0              0            0

Net Assets Available

for Plan Benefits            $19,543,762            $554,791     $1,165,028            $792,691       $292,389  $22,348,661
                             ===========            ========     ==========            ========       ========  ===========

The accompanying notes are an integral part of these financial statements.

-4-                                                      Page 2 of 2



                                     IONICS SECTION 401(K) STOCK SAVINGS PLAN
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                       FOR THE YEAR ENDED DECEMBER 31, 1999




                                                                                       Participant-Directed Funds
                                                                  ----------------------------------------------------------
                            Ionics, Inc.                                     Indexed        Asset        Indexed
                                  Common        Puritan      Contrafund         Bond      Manager         Equity
                              Stock Fund           Fund            Fund         Fund         Fund           Fund       Sub-Total
                              ----------          -----           -----        -----        -----          -----       ---------
Net Assets Available
for Plan Benefits -

Beginning of Year             11,059,314      2,248,001       4,494,272      346,512    1,047,446        348,217      19,543,762
                              ----------      ---------       ---------      -------    ---------        -------      ----------

Net Investment Income
Principally Interest

and Dividends                      4,585        180,533         801,367       27,234      178,911         25,477       1,218,107

Net Appreciation
(Depreciation) in the
Fair Value of

Investments                    (740,455)      (119,424)         296,252     (35,202)     (55,610)         51,334       (603,105)

Contributions:
Participants
Employer

Acquisitions

Loan Advances
Loan Payments

Transfers                      1,665,970       (86,764)       (244,732)       48,680        2,132         55,950       1,441,236

Withdrawals by and
Distributions to

Participants                   (750,866)                                                                               (750,866)


Net Increase (Decrease)          179,234       (25,655)         852,887       40,712      125,433        132,761       1,305,372
                                 -------      --------         --------      -------     --------       --------       ---------

Net Assets Available
for Plan Benefits -

End of Year                  $11,238,548     $2,222,346      $5,347,159     $387,224   $1,172,879       $480,978     $20,849,134
                             ===========     ==========      ==========     ========   ==========       ========     ===========


-5-                                                           Page 1 of 2



                                     IONICS SECTION 401(K) STOCK SAVINGS PLAN
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                       FOR THE YEAR ENDED DECEMBER 31, 1999




                                                                  Participant-Directed Funds
                                                            ------------------------------------
                                                  Janus              BT
                                              Worldwide         Pyramid    Participant           Cash/
                               Sub-Total           Fund            Fund          Loans          Other             Total
                               ---------          -----           -----         ------          -----             -----
Net Assets Available
for Plan Benefits -

Beginning of year             19,543,762        554,791       1,165,028        792,691        292,389        22,348,661
                              ----------        -------       ---------        -------        -------        ----------

Net Investment Income
Principally Interest

and Dividends                  1,218,107         16,995          64,240         71,932                        1,371,274

Net Appreciation
(Depreciation) in the
Fair Value of

Investments                    (603,105)        371,360                                                       (231,745)

Contributions:
Participants                                                                                2,597,904         2,597,904
Employer                                                                                      677,770           677,770

Acquisitions

Loan Advances                                                                  458,430      (458,430)                 0
Loan Payments                                                                (448,008)        448,008                 0

Transfers                      1,441,236        113,966        (99,627)                   (1,455,575)                 0

Withdrawals by and
Distributions to

Participants                   (750,866)                                      (72,431)    (1,798,300)       (2,621,597)


Net Increase (Decrease)        1,305,372        502,321        (35,387)          9,923         11,377         1,793,606
                               ---------       --------       --------          ------        -------        ----------

Net Assets Available
for Plan Benefits -

End of Year                  $20,849,134     $1,057,112      $1,129,641       $802,614       $303,766       $24,142,267
                             ===========     ==========      ==========       ========       ========       ===========

The accompanying notes are an integral part of these financial statements.

-5-                                                           Page 2 of 2



                                     IONICS SECTION 401(K) STOCK SAVINGS PLAN
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                       FOR THE YEAR ENDED DECEMBER 31, 1998




                                                                             Participant-Directed Funds
                                                                 -----------------------------------------------------
                            Ionics, Inc.                                     Indexed       Multi-        Indexed
                                  Common        Puritan      Contrafund         Bond        Asset         Equity
                              Stock Fund           Fund            Fund         Fund         Fund           Fund       Sub-Total
                              ----------          -----           -----        -----        -----          -----       ---------
Net Assets Available
for Plan Benefits -

Beginning of Year             12,987,729      1,903,802       3,441,509      151,279      490,991         65,041      19,040,351
                              ----------      ---------       ---------      -------      -------         ------      ----------

Net Investment Income
Principally Interest

and Dividends                      5,609        231,338         331,178       20,502      154,945         14,538         758,110

Net Appreciation
(Depreciation) in the
Fair Value of

Investments                  (3,135,925)         87,485         734,112      (2,727)     (34,794)         50,472     (2,301,377)

Contributions:
Participants
Employer

Acquisitions

Loan Advances
Loan Payments

Transfers                      1,649,130         25,376        (12,527)      177,458      436,304        218,166       2,493,907

Withdrawals by and
Distributions to

Participants                   (447,229)                                                                               (447,229)


Net Increase (Decrease)      (1,928,415)        344,199       1,052,763      195,233      556,455        283,176         503,411
                             -----------       --------       ---------      -------      -------        -------         -------

Net Assets Available
for Plan Benefits -

End of Year                  $11,059,314     $2,248,001      $4,494,272     $346,512   $1,047,446       $348,217     $19,543,762
                             ===========     ==========      ==========     ========   ==========       ========     ===========


-6-                                                     Page 1 of 2



                                     IONICS SECTION 401(K) STOCK SAVINGS PLAN
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                       FOR THE YEAR ENDED DECEMBER 31, 1998




                                                                  Participant-Directed Funds
                                                              ---------------------------------
                                                  Janus              BT
                                              Worldwide         Pyramid    Participant           Cash/
                               Sub-Total           Fund            Fund          Loans          Other             Total
                               ---------          -----           -----         ------          -----             -----
Net Assets Available
for Plan Benefits -

Beginning of year             19,040,351        237,322         965,208        682,144        263,783        21,188,808
                              ----------        -------         -------        -------        -------        ----------

Net Investment Income
Principally Interest

and Dividends                    758,110          2,132          55,803         74,167            408           890,620

Net Appreciation
(Depreciation) in the
Fair Value of

Investments                  (2,301,377)         86,030                                                     (2,215,347)

Contributions:
Participants                                                                                3,743,207         3,743,207
Employer                                                                                      778,688           778,688

Acquisitions                                                                     6,463        126,857           133,320

Loan Advances                                                                  425,845      (425,845)                 0
Loan Payments                                                                (366,140)        366,140                 0

Transfers                      2,493,907        229,307         144,017                   (2,867,231)                 0

Withdrawals by and
Distributions to

Participants                   (447,229)                                      (29,788)    (1,693,618)       (2,170,635)


Net Increase (Decrease)          503,411        317,469         199,820        110,547         28,606         1,159,853
                                 -------       --------        --------       --------        -------        ----------

Net Assets Available
for Plan Benefits -

End of Year                  $19,543,762       $554,791      $1,165,028       $792,691       $292,389       $22,348,661
                             ===========       ========      ==========       ========       ========       ===========


The accompanying notes are an integral part of these financial statements.

-6-                                                             Page 2 of 2

                 IONICS SECTION 401(K) STOCK STOCK SAVINGS PLAN

                           NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

Note 1:  THE PLAN AND ITS PROVISIONS

The Ionics Section 401(k) Stock Savings Plan (the "Plan") became effective January 1, 1986. Effective May 1, 1994, the Plan was amended to provide a broader range of investment selections for Plan participants and the opportunity to change investment elections on a quarterly basis. Other amendments to the Plan were also adopted, including provisions to permit participants to borrow from their accounts. On August 25, 1997, the Plan was amended to increase the number of investment options, reduce the period for changing contribution rates from quarterly to monthly, and institute daily account valuation. In addition, the trustee was changed from PNC Bank to New York Life Trust Company. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

           The Plan is a defined contribution plan qualified under Section 401(k) of the U.S. Internal Revenue Code covering all permanent employees of Ionics, Incorporated and domestic subsidiaries (the "Company") working at least 20 hours per week who have completed one year of service (effective March 1, 2000, the Plan was amended to permit new employees to become eligible to participate in the Plan effective as of the first day of the month coincident with or next following the employee's date of hire). The Plan was established to provide benefits to participants upon retirement, termination of employment, death, permanent and total disability, or demonstration of financial hardship. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Investment Options

           The following investment options are available to participants:

           Ionics, Incorporated Common Stock Fund - This fund invests directed contributions solely in common stock of the Company.

           Fidelity Puritan Fund - This mutual fund maintains a broadly based conservatively managed diversified investment portfolio which is primarily income oriented with a secondary emphasis on growth. Its portfolio consists principally of high yielding common and preferred stocks and corporate bonds.

           Fidelity  Contrafund - This mutual fund  invests  primarily in common
stocks  and  securities   convertible  into  common  stocks,   and  has  capital
appreciation as its investment objective.

           MainStay Institutional Indexed Bond Fund - This income mutual fund invests in investment grade corporate and U.S. Government bonds, mortgage-backed securities and asset-backed securities. The fund measures itself by the Salomon Brothers Broad Investment Grade Bond Index.

           MainStay Institutional Asset Manager Fund - This fund is an asset allocation mutual fund which varies the amount invested in each class of assets, based on anticipated risks and returns associated with each class. The fund invests in domestic and foreign common stocks, fixed income securities and money market instruments. Its objective is to maximize total return.

           MainStay Institutional Indexed Equity Fund - This fund is a growth and income mutual fund. The fund seeks to correspond with the Standard & Poor's Composite Index of 500 Stocks.

           Janus Worldwide Fund - This fund seeks long-term growth with preservation of capital. It invests mainly in common stocks of domestic and foreign issuers. It will normally invest in issuers from at least five different countries, including the United States. Foreign investing may be subject to greater risks than domestic investing.

           BT Pyramid GIC Fund - This fund, administered by The Bankers Trust Company, invests primarily in Guaranteed Investment Contracts and Bank Investment Contracts and Bankers Trust Commingled short-term investment funds, and has as its objectives safety of principal, stability, superior yields and a predictable annual return. The fund sets an estimated range of return on an annual basis, but because results can be affected by economic or market conditions, it does not guarantee the rate.

           All cash transactions, including contributions, fund purchases, fund liquidations, loans, distributions, etc. were made through a conduit account, which is an interest bearing cash account with the PNC Bank, New England. On August 25, 1997 this account was changed to the MainStay Institutional Money Market Fund.

           Participant Contributions

           Employees who meet certain length of service requirements may elect to become participants in the Plan and contribute, on a pre-tax basis, from 1% to 12% of their compensation as defined by the Plan. The annual amounts so contributed by employees are subject to certain federal income tax limitations. Contributions made by employees to the Plan may be used to purchase either common stock of the Company or may be directed to be invested in any of the available investment funds.

           Participant Accounts

           Each  participant's   account  is  credited  with  the  participant's
contribution and an allocation of Plan earnings. Allocations are based on total investment earnings and average participant investment balances, as defined.

           Company Contribution

           The terms and conditions of the Plan provide for the Company to contribute 50% of the first 6% an employee elects to invest in common stock of the Company (subject to certain limitations). The maximum annual amount that the Company may contribute on behalf of employees is currently $900,000, and that limit is set by the Board of Directors of the Company. Matching Company contributions under the Plan are invested solely in common stock of the Company. Non-vested Company contributions may, subject to certain restrictions, be forfeited upon withdrawal of the employee from the Plan and be used as a credit to reduce future Company contributions.

           Vesting

           All participant contributions are 100% vested when made. Company matching contributions are vested in increasing percentages based on the years of service of the individual employee, from 33 1/3% after two years to 100% after four years.

           Plan Expenses

           The  Plan   provides   that  all   expenses   of  the  Plan  and  its
administration shall be paid by the Company.

           Withdrawals

           A participant can make a hardship withdrawal of his or her own contributions, subject to Internal Revenue Service restrictions. A participant may withdraw the entire vested amount due to his or her own contributions after attaining age 59 1/2.

           Loans

           A participant can borrow money from his or her vested account subject to certain rules including a minimum amount of $1,000 and a maximum amount not to exceed the lesser of 50% of the participant's total vested account balance or $50,000.

Note 2:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           Basis of Presentation

           The accompanying financial statements are presented on the accrual basis of accounting.

           Valuation of Investments

           Investment of the Plan in Ionics, Incorporated common stock is stated at market, market being the last sale price on December 31, 1999 of Ionics, Incorporated common stock as reported on the New York Stock Exchange. Investments in the Plan of the Fidelity Funds, the Mainstay Institutional Funds and the BT Pyramid GIC Fund are stated at the Net Asset Value of the funds reported as of December 31, 1999.

           The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consist of realized gains or losses and the unrealized appreciation (depreciation) of these investments.

           Payment of Benefits

           Benefits are recorded when paid.

Note 3:    INVESTMENTS

           The following is a summary of investments at December 31, 1999 and 1998, respectively:

                                         Market Value                        Cost
                                     1999           1998             1999            1998
                                   ----------     -----------     -----------      ---------
Investments At Fair Value
As Determined By Quoted
Market Price

Ionics, Incorporated
 Common Stock                      $11,079,956    $10,856,475     $11,012,229    $ 9,964,585

Fidelity Investments:
 Puritan                             2,222,346      2,248,001       2,075,535      1,952,133
 Contrafund                          5,347,159      4,494,272       4,160,599      3,365,420

Mainstay Institutional:

 Indexed Bond                          387,224        346,512         428,591        353,422
 Asset Manager                       1,172,879      1,047,446       1,289,827      1,113,981
 Indexed Equity                        480,978        348,217         401,723        301,639
 Money Market                          158,592        202,839         158,592        202,839

Janus Worldwide Fund:                1,057,112        554,791         642,677        484,674

BT Pyramid GIC Fund:                 1,129,641      1,165,028       1,129,641      1,165,028

Other Investments:

Participant Loans                      802,614        792,691         802,614        792,691
                                      --------       --------        --------       --------
                                   $22,838,501    $22,056,272     $22,102,028    $19,696,412
                                   ===========    ===========     ===========    ===========



Note 4:         INCOME TAX STATUS
                -----------------

                         The  Internal   Revenue   Service  has  determined  and
                informed the Company by a letter dated September 12, 1995 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code.

Note 5: PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 6: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
        ---------------------------------------------------

The  following  is  a  reconciliation   of  net  assets
available for benefits per the financial  statements at December
31, 1999 and 1998 to Form 5500:

                                                   1999                 1998
                                                ----------           ----------

Net assets available for benefits
per the financial statements                   $24,142,267          $22,348,661

Amounts allocated to withdrawing
participants                                       (88,211)            (171,046)
                                                  --------            ---------

Net assets available for benefits
per the form 5500                              $24,054,056          $22,177,615
                                               ===========          ===========


The following is a reconciliation of benefits paid to participants per the financial statements for the year ended
December 31, 1999 to Form 5500:

Distributions to participants per the
financial statements:                                               $ 2,621,597

Add: Amounts allocated to withdrawing
participants at December 31, 1999                                        88,211

Less: Amounts allocated to withdrawing
participants at December 31, 1998                                     ( 171,046)
                                                                    ------------

Benefits paid to participants per Form 5500                          $2,538,762

Amounts  allocated  to  withdrawing   participants  are
recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

ATTACHMENT TO FORM 5500
EIN: 04-2068530
PN:  003

SCHEDULE I

                        IONICS SECTION 401(K) STOCK SAVINGS PLAN

                ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                   DECEMBER 31, 1999

                                                     Face Amount,
                                                     Shares or                            Current
Description of Investment                               Rate              Cost              Value
-------------------------                            ----------------- ----------       ---------------
Ionics, Incorporated
  Common Stock                                          393,954        $11,012,229        $11,079,956

Fidelity Investments:
  Puritan Fund                                          116,781          2,075,535          2,222,346
  Contrafund                                             89,090          4,160,599          5,347,159

MainStay Institutional:
   Indexed Bond                                          38,956            428,591            387,224
   Asset Manager Fund                                    80,990          1,289,827          1,172,879
   Indexed Equity Fund                                   12,617            401,723            480,978
   Money Market                                                            158,592            158,592

Janus Worldwide Fund                                     13,831            642,677          1,057,112

BT Pyramid GIC Fund                                                      1,129,641          1,129,641

Participant Loans

(Rate of Interest 7.43% to 10.50%)                                               0            802,614
                                                                                --           --------

    Total Funds Invested                                               $21,299,414        $23,838,501
                                                                       ===========        ===========

The  accompanying   notes  are  an  integral  part  of  these
supplemental schedules.

ATTACHMENT TO FORM 5500          SCHEDULE II
EIN: 04-2068530
PN:  003

                      IONICS SECTION 401(K) STOCK SAVINGS PLAN
                   ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                         FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                                      Current Value
                                                                                      Of Asset On
                                    Purchase         Selling          Cost of         Transaction        Net Gain
Description of Asset                  Price           Price            Asset             Date              (Loss)
--------------------                  -----           -----            -----             ----              ------
INDIVIDUAL TRANSACTIONS

None

SERIES OF TRANSACTIONS

Purchase:

      Company Stock

      64,945 shares of
      Ionics, Incorporated
      Common Stock                  $1,984,897

      Fidelity Investments
      23,721 shares of

      Contrafund                    $   400,515

Sale:

      Company Stock
       8,540 shares of

      Ionics, Incorporated

      Common Stock                                  $265,968         $236,746              $265,968     $ 29,222

      Fidelity Investments
      13,770 shares of

      Contrafund                                    $843,880         $605,335              $843,880     $238,545





The  accompanying   notes  are  an  integral  part  of  these
supplemental schedules.

                             SIGNATURES

      Ionics Section 401(k) Stock Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        IONICS SECTION 401(K) STOCK
                                        STOCK SAVINGS PLAN



Date: June 27, 2000                     By /s/John P. Bergeron
                                          --------------------
                                            John P. Bergeron
                                            Administrator and Vice President

                               EXHIBIT 1




                    CONSENT OF INDEPENDENT ACCOUNTANTS

         We consent to the incorporation by reference in the registration statement of the Ionics Section 401(k) Stock Savings Plan on Form S-8
(Registration No. 33-2092) of our report dated June 13, 2000 on our audits of the financial statements of the Ionics Section 401(k) Stock Savings Plan as of December 31, 1999 and 1998, which report is included in this Annual Report on Form 11-K of the Plan which is being filed as Exhibit 13(b) to the Annual Report on Form 10-K of Ionics, Incorporated for the year ended December 31, 1999.

                                           /s/BELANGER & COMPANY P.C.
                                           CERTIFIED PUBLIC ACCOUNTANTS

Chelmsford, Massachusetts
June 23, 2000